Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

December 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed December 5, 2022
File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated December 19, 2022 related to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on October 28, 2022.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 21

1.	Please refer to comment 1. We note your response that you made sales pursuant to the registration statement during the time period when your financial statements were stale, specifically from October 9, 2021 to February 28, 2022, the date when you filed a prospectus supplement that attempted to add forward incorporation by reference language. Please revise your post-effective amendment as follows:
●	Include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to the gap period from the staleness date until the date you filed the prospectus supplement; and

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●	Include risk factor disclosure that the language you used in the prospectus supplement to attempt forward incorporation by reference may not have been sufficient to incorporate updated financial statements and include any ramifications, including rescission liability for the period after the supplement was filed up to the time of filing the post-effective amendment that includes forward incorporation by reference language. In addition, add contingent liability disclosure, as appropriate, related to this period.

Refer to Sections 5 and 10(a)(3) of the Securities Act.

RESPONSE:

The Company submits the following risk factor that it intends to use as part of its updated Prospectus:

“We may face potential claims from certain holders of our 2021 Class A Notes requesting a rescission of their investment made in our Notes.”

Under Section 10(a)(3) of the Securities Act of 1933, as amended ( the “Securities Act”), when a prospectus is used more than nine months after the effective date of the registration statement, audited financial statements included in the prospectus must be as of a date not more than sixteen months prior to such use.  When the Company filed its Registration Statement on Form S-1, which was declared effective on January 8, 2021, it included language in its prospectus which was intended to serve as an election made to incorporate future filings of its audited and unaudited financial statements filed on Form 10-K and Form 10-Q as part of its Prospectus.  As a “smaller reporting company”, the SEC adopted an amendment to Form S-1 and conforming amendments to the undertakings in Item 512(a)(1)(iii)(B) of Regulation S-K permitting such companies to incorporate by reference reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) after the effective date of a Form S-1 registration statement.

If the Company failed to make a proper election and include necessary language permitting it to use forward incorporation by reference of subsequently filed Exchange Act reports, including its audited financial statements for the year ended December 31, 2021, investors that purchased our 2021 Class A Notes during the period commencing on October 9, 2021 and ending on February 28, 2022 could bring an action for rescission of their investment under Section 5 of the Securities Act. In addition, if the Company’s Supplement to its Prospectus filed on February 28, 2022 failed to sufficiently include proper forward by incorporation language, investors that purchased our 2021 Class A Notes after February 28, 2022 and ending on the date that the Company filed its Post Effective Amendment with the SEC may also have rescission claims under Section 5 of the Securities Act. While the Company made these subsequent filings on Form 10-K and Form 10-Q available to its investors on its company website, advised investors that its annual and periodic reports on its website should be reviewed prior to making an investment in our Notes and believes

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that it acted in good faith when attempting to make an election to use forward incorporation by reference of subsequently filed Exchange Act reports, no assurances can be given that the Company would be successful in defending potential rescission claims.

Incorporation by Reference, page 118

2.	We note that a smaller reporting company making the election to use forward incorporation by reference must state in the prospectus contained in the registration statement that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise the language in this section of the post-effective amendment accordingly. Refer to Item 12(b) of Form S-1.

RESPONSE:

We have revised the language in the Incorporation by Reference section of the Post-Effective Amendment No. 3.

3.	We note that you have made revisions in response to our prior comment 2. Please further revise this section to disclosure the following regarding all sales of your securities over the last three years:
●	Date of sale, title, and amount of securities sold;
●	The underwriters or other purchasers involved in the sale; and
●	The offering price and consideration received for the securities.

Please refer to Item 701 of Regulation S-K.

RESPONSE:

We have included a table showing the date of sale, title, offering price and amount of sale for all sales made by the Company of its unregistered securities over the previous three years in Item 15 of Part II of the Registration Statement.

Item 17. Undertakings, page II-6

4.	We note your response to our prior comment 2 and reissue in part. Please include the undertaking in Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

RESPONSE:

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We have made the requested change.

Signatures, page II-8

5.	Please revise the language in the first and second paragraphs of this section to conform to the language specified in the signature section of Form S-1.

RESPONSE:

We have made the requested change.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS:jal

cc: Joseph W. Turner, Jr.

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